EXHIBIT (A)(13)



                                                            October 5, 1998

 Not for release, publication or distribution in or into Canada, Australia or Japan.

                     MARSH & MCLENNAN COMPANIES, INC.

                         RECOMMENDED CASH OFFERS

                                   FOR

                            SEDGWICK GROUP PLC

               OFFERS TO BE EXTENDED UNTIL OCTOBER 20, 1998

 Marsh & McLennan Companies, Inc. announces that it intends to extend the acceptance period for its recommended cash offers for Sedgwick Group plc to
 10.00 p.m. (London time), 5.00 p.m. (New York City time) on October 20, 1998. The Initial Offer Period would otherwise expire today. Since the relevant regulatory and other conditions have not yet been satisfied, the Offers will not be declared unconditional today. A formal announcement giving the acceptance levels will be made by 8.30 a.m. (London time) tomorrow, October 6, 1998.


 Contact:

 Marsh & McLennan
 Barbara Perlmutter                 +1 212 345 5585

 Kekst & Company                    +1 212 521 4800
 Jim Fingeroth
 Michael Freitag

 Brunswick                          +44 171 404 5959
 Alison Hogan

 J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.